

18010137



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 15775

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____10/01/17_____ AND ENDING _____09/30/18_____
                                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bodell Overcash Anderson & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 East 2nd St., Suite 200
                                                              (No. and Street)

Jamestown   NY   14701
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
        Nicole Genberg   716-484-7141
                                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RDG + Partners, CPAs PLLC
                        (Name – if individual, state last, first, middle name)

69B Monroe Ave.   Pittsford   NY   14534
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
Trading and Markets

NOV 3 0 2018

RECEIVED

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Daniel Overcash</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Bodell Overcash Anderson & Co., Inc.</u>, as of <u>September 30</u>, 20<u>18</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Daniel Overcash
Signature

CEO
Title

Darcy L. Cramer
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BODELL OVERCASH ANDERSON & CO., INC.
INDEX TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2018



RDG + Partners
ACCOUNTING & CPA SERVICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Bodell Overcash Anderson & Co., Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bodell Overcash Anderson & Co., Inc. (a New York State Corporation) as of September 30, 2018, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bodell Overcash Anderson & Co., Inc. as of September 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bodell Overcash Anderson & Co., Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bodell Overcash Anderson & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information, including the Schedule of Management, General and Administrative Expenses, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission, in the accompanying exhibits has been subjected to audit procedures performed in conjunction with the audit of Bodell Overcash Anderson & Co., Inc.'s financial statements. The supplemental information is the responsibility of Bodell Overcash Anderson & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RDG + Partners CPAs PLLC

Pittsford, New York

November 21, 2018

We have served as Bodell Overcash Anderson & Co., Inc's auditors since 2016.

RDG + Partners CPAs, PLLC
Village Green Office Park * 69B Monroe Ave * Pittsford, NY 14534 * Tel 585.673.2600 * Fax 585.662.5153
www.rdgandpartners.com

Bodell Overcash Anderson & Co., Inc.
Statement of Financial Condition
September 30, 2018

Assets:

Cash and cash equivalents	$	84,846
Commissions receivable		72,612
Prepaid expenses		5,644
Restricted deposits		10,000
Security deposit		1,400
Note receivable		18,316
Property and equipment, net		3,654
Total Assets	$	196,472

Liabilities and Shareholders' Equity:

Liabilities:

Accounts payable	$	15,926
Accrued payroll and benefits		89,428
Total Liabilities		105,354

Shareholders' Equity:

Common stock, no par value; 200 shares authorized,	
76 shares issued and outstanding	43,500
Additional paid-in capital	3,436
Retained earnings	44,182
Total Shareholders' Equity	91,118

Total Liabilities and Shareholders' Equity	$	196,472

See accompanying notes to financial statements

2

Bodell Overcash Anderson & Co, Inc.
Statement of Income
For the Year Ended September 30, 2018

Revenue:

Commissions income	$	346,653
Mutual fund fees		435,875
Investment advisory income		142,093
Interest income		3,406
Rebate and miscellaneous income		5,892
Total Operating Revenue		933,919

Expenses:

Commission expense	551,487
Employee compensation and benefits	200,165
Communications and technology expense	36,763
Occupancy and equipment expense	46,001
Management, general, and administrative expenses	101,763
Total Expenses	936,179
Net Income Before Taxes	(2,260)
Provision for income taxes	776
Net Income	$ (3,036)

See accompanying notes to financial statements

3

Bodell Overcash Anderson & Co, Inc.
Statement of Changes in Shareholders' Equity
For the Year Ended September 30, 2018

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - September 30, 2017	$ 43,500	$ 3,436	$ 47,218	$ 94,154
Net Income	-	-	(3,036)	(3,036)
Balance - September 30, 2018	$ 43,500	$ 3,436	$ 44,182	$ 91,118

Bodell Overcash Anderson & Co, Inc.
Statement of Cash Flows
For the Year Ended September 30, 2018

Cash Flows from Operating Activities:

Net income	$	(3,036)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation		623
Decrease (increase) in commissions receivable		(11,459)
Decrease (increase) prepaid expenses		949
Increase (decrease) in accounts payable and accrued payroll		130
Total Adjustments		(9,757)
Net Cash Provided by Operating Activities		(12,793)
Net Cash Utilized by Financing Activities-		
Payments received on note receivable		7,404
Net Change in Cash and Cash Equivalents		(5,389)
Cash and Cash Equivalents - Beginning of Year		90,235
Cash and Cash Equivalents - End of Year	$	84,846

See accompanying notes to financial statements

1. THE COMPANY

Bodell Overcash Anderson & Co, Inc. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA). The Company earns commissions from the buying and selling of financial instruments for client's accounts and in providing Registered Investment Advisory Services. The Company was founded in Jamestown, NY in 1970 and has offices in Jamestown, Fredonia, and Lockport, NY.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Company reports its operations on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred. The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash – For the purposes of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash as cash on hand and demand deposits. Cash equivalents are reported as securities owned at fair value in the Statement of Financial Condition. The Company occasionally maintains cash and cash equivalents at financial institutions which exceed federally insured amounts.

Restricted Deposits – Restricted deposits represent cash and cash equivalents segregated in separate accounts as required by the Company's clearing agreement.

Revenue Recognition – The Company's fees for executing a trade are recorded as commission revenue on a trade date basis. Commissions earned but not yet received are accrued on the trade date.

Investment advisory income is recognized as earned on a prorata basis over the term of the contract based on the respective account balance.

Commissions Receivable – The Company has commissions receivable that arise from the buying and selling of financial instruments for its clients in the amount of $72,612 as of September 30, 2018. Management estimates that the entire balance is collectible, and, as such, no reserve for uncollectible commissions has been established.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Subsequent Events - The Company has evaluated for subsequent events through the date of the registered independent accountant's report, which is the date the financial statements were made available to be issued.

Property, Equipment and Depreciation – Property and equipment are stated at cost. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in the Statement of Operations.

Depreciation is computed using straight-line method over the following estimated useful lives:

Computers & Equipment	5-10 years
Leasehold Improvements	39 years

Income Taxes – The Company is organized as a "C" Corporation, and pays Federal and New York State income taxes on its income based on rates currently in effect. The Company adopted the provisions of Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 740-10 pertaining to accounting for uncertainty in income taxes. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest and penalties assessed to the Company would be recorded in operating expenses. No such items have been recorded in 2017. Management is not aware of any uncertain tax positions requiring measurement or disclosure in these financial statements. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. Current and deferred taxes are recorded when determined to be material to the financial statements. There were no deferred taxes recorded as of September 30, 2018.

Advertising Costs – The Company expenses all advertising and marketing expenses as incurred. Advertising and marketing expenses for the year ended September 30, 2018 were $2,024.

3. FAIR VALUE

The fair value of the Company's financial instruments is determined by using available market information and appropriate valuation methodologies. The Company's principal financial instruments are cash, accounts receivable, and accounts payable. At September 30, 2018, cash, accounts receivable, and accounts payable, due to their short maturities, and liquidity, are carried at amounts which reasonably approximate fair value.

The Company measures the fair value of its financial instruments using the procedures set forth below for all assets and liabilities that fall in the scope of this accounting guidance.

3. FAIR VALUE (CONT'D)

Under FASB ASC 820 (Prior authoritative literature: SFAS No. 157, "Fair Value Measurements"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

FASB ASC 820 establishes a three-level hierarchy for disclosure to show the extent and level of judgment used to estimate fair value measurements.

Level 1 — Uses unadjusted quoted prices that are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 — Uses inputs, other than Level 1, that are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data. Instruments in this category include non-exchange-traded derivatives, including interest rate swaps.

Level 3 — Uses inputs that are unobservable and are supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

The Company considers all assets as of September 30, 2018 to be Level 1 assets.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at September 30, 2018

Computers and Equipment	$ 30,061
Leasehold Improvements	5,544
	35,605
Less: Accumulated depreciation	(31,951)
	$ 3,654

Depreciation expense was $623 for the year ended September 30, 2018.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of Aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2018, the Company had net capital of $36,233 which was $29,209 in excess of its required net capital of $7,023 and a ratio of aggregate indebtedness to net capital of 2.91 to 1.
Effective December 5, 2014, the Company amended its membership agreement with Financial Industry Regulatory Authority (FINRA). Subsequent to that date, the Company claimed exemption under 17 CFR 240 15C3-3 (k)(2)(ii) as its only exemption.

6. BENEFIT PLANS

The Company has a qualified profit sharing plan that covers all eligible employees of the Company. Employees are eligible for participation in the plan after completion of one year of service and attainment of age twenty-one. Profit sharing contributions may be made at the discretion of the Company's board of directors and may not exceed 15% of the annual compensation paid to all participating employees. The Company made contributions in the amount of $15,000 to the Plan for the year ended September 30, 2018.

The Company began a Health Savings Account in October 2010. All employees who carry health insurance through the company are eligible to participate. Employees are eligible to participate after one month of service.

7. OPERATING LEASES

The Company has a month to month operating lease for its Jamestown, NY office with monthly payments in the amount of $1,700. The Company has entered into a one year operating lease agreement for its Lockport, NY office with monthly payments in the amount of $1,140. The lease expires in September 2019. The Company is renting the Fredonia, NY office space on a month to month basis with monthly payments in the amount of $725.

On February 22, 2016, the Company entered into a four year operating lease agreement for certain office equipment with monthly payments in the amount of $170.

Rent expense under the premises leases and equipment leases for the year ended September 30, 2018 was $44,678.

Minimum annual rentals due under these operating leases are as follows for the year ending:

September 30	Amount
2019	$ 15,724
2020	1,020

8. CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of commissions receivable, which are due from its clearing broker that arise from the buying and selling of financial instruments These commissions receivable are normally received within thirty days of the transaction. The Company has not experienced any losses and believes it is not exposed to any significant credit risk with respect to its commission's receivable.

9. NOTE RECEIVABLE

The Company advanced $37,500 to an employee. This 3.50% note is payable over sixty months. The balance at September 30, 2018 is $18,316. The amount of principal payments due to the Company in each of the next three years are as follows: 2019 - $7,676; 2020 - $7,949; 2021 - $2,691.

10. RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued accounting standards update no. 2014-09, *Revenue from Contracts with Customers*. The new standard requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration in which the company expects to be entitled in exchange for those goods and services. The guidance is effective for the Company beginning October 1, 2018. The Company is currently evaluating the impact of adopting this accounting standard update, however, it does not believe it will have a material impact to its financial statements.

Bodell Overcash Anderson & Co, Inc.
Schedule of Management, General, and Administrative Expenses
For the Year Ended September 30, 2018

Travel, meals and entertainment	$	37,724
Professional services		12,713
FINRA membership		13,620
Office supplies and expenses		14,284
Subscriptions		8,769
Dues, fees, and assessments		3,133
Maintenance		4,599
Property and liability insurance		3,901
Advertising expense		2,024
Continuing education		996
	$	101,763

Bodell Overcash Anderson & Co, Inc.
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended September 30, 2018

1.	Total ownership equity from Statement of Financial Condition	$	91,118
2.	Deduct: Ownership equity not allowable for net capital		-
3.	Total ownership equity qualified for net capital		91,118
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
	B. Other (deductions) or allowable credits		-
5.	Total capital and allowable subordinated liabilities		91,118
6.	Deductions and/or charges:		
	A. Total non-allowable assets from Statement of Financial Condition		(54,885)
	B. Secured demand note deficiency		-
	C. Commodity futures contracts and spot commodities		-
	D. Other deductions and/or charges		-
7.	Other additions and/or allowable credits		-
8.	Net capital before haircuts on securities positions		36,233
9.	Haircuts on securities:		
	A. Contractual securities commitments		-
	B. Subordinated securities borrowings		-
	C. Trading and investment securities:		
	1. Exempted securities		-
	2. Debt securities		-
	3. Options		-
	4. Other securities		-
	D. Undue concentration		-
	E. Other		-
10.	Net capital	$	36,233

Continued on next page

Bodell Overcash Anderson & Co, Inc.
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended September 30, 2018
(continued)

11.	Minimum net capital required (6-2/3% of line 19)	$	7,023
12.	Minimum dollar net capital requirement of reporting broker and dealer	$	5,000
13.	Net capital requirement (greater of line 11 or 12)	$	7,023
14.	Excess net capital (line 10 less line 13)	$	29,209
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	25,697


Computation of Aggregate Indebtedness


16.	Total liabilities from Statement of Financial Condition	$	105,354
17.	Add:		
	A. Drafts for immediate credit		-
	B. Market value of securities borrowed for which no equivalent value is paid or credited		-
	C. Other unrecorded amounts		-
18.	Deduct: Adjustment based on deposits in Special Reserve Accounts		-
19.	Total aggregate indebtedness	$	105,354
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		291%


Reconciliation with Company's Computation included in Part II of Form X-17(a)-5


There were no material differences between this computation of net capital and the corresponding computation

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(2)(ii).



RDG + Partners

ACCOUNTING & CPA SERVICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Bodell Overcash Anderson & Co., Inc.:

We have reviewed management's statements, included in the accompanying Report of Exemption claimed under C.F.R. §240.15c3-3(k), in which (1) Bodell Overcash Anderson & Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bodell Overcash Anderson & Co., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Bodell Overcash Anderson & Co., Inc. stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Bodell Overcash Anderson & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bodell Overcash Anderson & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RDG + Partners CPAs PLLC

Pittsford, NY
November 21, 2018

RDG + Partners CPAs, PLLC
Village Green Office Park * 69B Monroe Ave * Pittsford, NY 14534 * Tel 585.673.2600 * Fax 585.662.5153
www.rdgandpartners.com

To the best of my knowledge and belief, Bodell Overcash Anderson & Co., Inc. claims exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii)) (the "exemption provisions") for the entire year ended September 30, 2018.

To the best of my knowledge and belief, Bodell Overcash Anderson & Co., Inc. has met the identified exemption provisions under 17 C.F.R. §240.15c3-3: (k)(2)(ii)) throughout the entire year ended September 30, 2018 as described in paragraph (d)(4)(iii) of this section without exception.

Daniel Overcash



RDG + Partners

ACCOUNTING & CPA SERVICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholders
of Bodell Overcash Anderson & Co., Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Bodell Overcash Anderson & Co., Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Bodell Overcash Anderson & Co., Inc. for the year ended September 30, 2018, solely to asset you and SIPC in evaluating Bodell Overcash Anderson & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Bodell Overcash Anderson & Co., Inc.'s management is responsible for Bodell Overcash Anderson & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount on the annual audited Form X-17A-5 Part III for the year ended September 30, 2018 with the amount reported in Form SIPC-7 for the year ended September 30, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RDG+Partners CPAs PLLC

Pittsford, NY
November 21, 2018

RDG + Partners CPAs, PLLC
Village Green Office Park * 69B Monroe Ave * Pittsford, NY 14534 * Tel 585.673.2600 * Fax 585.662.5153
www.rdgandpartners.com

SIPC-7	SECURITIES INVESTOR PROTECTION CORPORATION	SIPC-7

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 9/30/2018
(Read carefully the Instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15775   FINRA   SEP
BODELL OVERCASH ANDERSON &
PO BOX 1237
JAMESTOWN NY 14702-1237

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 600

   B. Less payment made with SIPC-6 filed (exclude interest)   (291)

   Date Paid
   C. Less prior overpayment applied   ( )

   D. Assessment balance due or (overpayment)   309

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 309

   G. PAYMENT: √ the box
      Check mailed to P.O. Box ☑ Funds Wired ☐
      Total (must be same as F above) $ 309

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bodell Overcash Anderson & Co., Inc.
(Name of Corporation, Partnership or other organization)

DR Overcash
(Authorized Signature)

Dated the 19 day of November, 2018.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1/2017
and ending 9/30/2018

Eliminate cents

No.
Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _933,919_

2b. Additions:
- (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.
- (2) Net loss from principal transactions in securities in trading accounts.
- (3) Net loss from principal transactions in commodities in trading accounts.
- (4) Interest and dividend expense deducted in determining item 2a.
- (5) Net loss from management of or participation in the underwriting or distribution of securities.
- (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.
- (7) Net loss from securities in investment accounts,

  Total additions

2c. Deductions:
- (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _540,119_
- (2) Revenues from commodity transactions.
- (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.
- (4) Reimbursements for postage in connection with proxy solicitation.
- (5) Net gain from securities in investment accounts.
- (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.
- (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).
- (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

  (Deductions in excess of $100,000 require documentation)

- (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____
  - (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

    Enter the greater of line (i) or (ii)

    Total deductions   _540,119_

SIPC Net Operating Revenues $ _393,800_

General Assessment @ .0015 $ _590.70_
(to page 1, line 2.A.)

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